FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

NATIONAL BANK OF GREECE S.A.

RESULTS OF VOTING

at the Bank’s Annual General Meeting of Shareholders

held on 26 July 2018

(under article 32 par.1 of Codified Law 2190/1920, and par. 4.1.3.3 of the Athens Exchange Rulebook)

The Annual General Meeting of Shareholders of the National Bank of Greece, held on Thursday,  26 July 2018, at 11:00 a.m., at the Hotel Grande Bretagne, 1 Vassileos Georgiou A’ Str., Syntagma Square, Athens was attended, in person or by proxy:

•             in respect of items 1-2 of the Agenda, by Shareholders representing 6,143,454,967 common voting shares, of a total of 9,147,151,527 common voting shares [including the common shares issued in favor of the HFSF (under article 7a par. 3 of Law 3864/2010)], i.e. 67.16% of the share capital with voting rights

•             in respect of items 3-11 of the Agenda, by Shareholders representing 6,008,636,371 common voting shares, of a total of 9,012,332,931 common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)], i.e.  66.67% of the share capital with voting rights

The General Meeting formed a quorum and was duly convened to deliberate on all the items on the Agenda, in compliance with article 15 of the Bank’s Articles of Association, Codified Law 2190/1920 and Law 3864/2010, taking the following decisions:

ITEM 1:                       Amendment of the Articles of Association of the National Bank of Greece S.A., in accordance with changes in the current legislation.

Quorum required:	20% of the total common voting shares [including the common shares issued in favor of the HFSF (under article 7a par. 3 of Law 3864/2010)].

Quorum actually recorded:	67.16% of the total common voting shares [including the common shares issued in favor of the HFSF (under article 7a par. 3 of Law 3864/2010)].

The General Meeting approved the amendment of a series of Articles of the Bank’s Articles of Association.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,507,287,503	89.645%	517,583,056	8.425%	118,584,408	1.930%

Item 2:                                (i) Increase in the share capital by EUR 0.90, due to capitalization of an equal part of the Bank’s special reserve of Article 4.4a of Codified Law 2190/1920, and concurrent (ii) increase in the nominal value of each common registered voting share of the Bank and reduction in the aggregate number of such shares by means of a reverse split. Amendment of Article 4 of the Banks Articles of Association. Granting of authorities.

Quorum required:	20% of the total common voting shares [including the common shares issued in favor of the HFSF (under article 7a par. 3 of Law 3864/2010)].

Quorum actually recorded:	67.16% of the total common voting shares [including the common shares issued in favor of the HFSF (under article 7a par. 3 of Law 3864/2010)].

The General Meeting approved the (i) increase of the share capital by EUR 0.90, due to capitalization of an equal part of the Bank’s special reserve of Article 4.4a of Codified Law 2190/1920, and (ii) increase of the nominal value of each common registered voting share of the Bank from EUR 0.30 to EUR 3.00 and reduction of the aggregate number of the Bank’s old common registered shares from 9,147,151,527 to 914,715,153 new common registered shares with voting rights by means of a reverse split at a rate of ten (10) old common shares of the Bank to one (1) new common share of the Bank. Furthermore, it decided to amend accordingly article 4 of the Bank’s Articles of Association and to grant relevant authorities.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,919,699,304	96.358%	115,564,822	1.881%	108,190,841	1.761%

Item 3:                                Submission for approval of the Board of Directors Report on the Annual Financial Statements of the Bank and the Group for the financial year 2017 (1.1.2017 – 31.12.2017), and submission of the respective Auditors’ Report.

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	66.67% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)],].

The General Meeting approved the Board of Directors’ Report and was informed on the respective Auditors’ Report on the Annual Financial Statements of the Bank and the Group for the financial year 2017 (1.1.2017 – 31.12.2017).

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,962,655,752	99.235%	3,317,316	0.055%	42,663,303	0.710%

Item 4:                                Submission for approval of the Annual Financial Statements of the Bank and the Group for the financial year 2017 (1.1.2017 - 31.12.2017).

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	66.67% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting approved the Annual Financial Statements of the Bank and the Group for the financial year 2017 (1.1.2017 – 31.12.2017), as approved by the Board of Directors.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,954,998,724	99.107%	9,588,772	0.160%	44,048,875	0.733%

Item 5:                                Discharge of the members of the Board of Directors and the Auditors of the National Bank of Greece S.A., NBG Bancassurance S.A. (absorbed through merger) and NBG Training Center S.A. (absorbed through merger), from any liability for indemnity regarding the Annual Financial Statements and management for the year 2017 (1.1.2017 – 31.12.2017).

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	66.67% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting discharged the members of the Board of Directors and the Auditors of the National Bank of Greece S.A., NBG Bancassurance S.A. (absorbed through merger) and NBG Training Center S.A. (absorbed through merger), from any liability for indemnity regarding the Annual Financial Statements and management for the year 2017 (1.1.2017 — 31.12.2017).

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,947,635,974	98.985%	16,915,522	0.282%	44,084,875	0.734%

Item 6:                                Election of regular and substitute Certified Auditors for the audit of the Financial Statements of the Bank and the Financial Statements of the Group for the financial year 2018, and determination of their remuneration.

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	66.67% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting elected certified auditors “PriceWaterhouseCoopers (PwC)” to undertake the audit of the Annual and Semi-Annual Financial Statements of the Bank and the Financial Statements of the Group for the year 2018, and authorized the Board of Directors to determine their remuneration, following proposal of the Audit Committee.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,471,850,701	91.066%	427,773,623	7.119%	109,012,047	1.814%

Item 7:                                Election of a new Board of Directors and appointment of independent non-executive members.

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	66.67% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting elected a new Board of Directors with a term of 3 years, i.e. through to the AGM of 2021, pursuant to a) the Bank’s Articles of Association, b) the Corporate Governance Code and the Board Nominations Policy in force, and c) the legal and regulatory framework and in particular the provisions of Law 3016/2002, Law 4261/2014, Law 3864/2010, as in force, and the Relationship Framework Agreement (RFA) between the Bank and the Hellenic Financial Stability Fund (“HFSF”). Accordingly, the Board is composed of the following 11 members:

Members:

• Mr. Costas Michaelides

• Mr. Paul Mylonas

• Mr. Dimitrios Dimopoulos

• Mr. Panos Dasmanoglou

• Mr. Yiannis Zographakis

Independent non-executive members:

• Mr. Claude Piret

• Mr. Haris Makkas

• Ms. Eva Cederbalk

• Mr. Andrew McIntyre

• Mr. John McCormick

HFSF Representative under Law 3864/2010:

• Mr. Periklis Drougkas, Hellenic Financial Stability Fund Representative

It is noted that the election of members of the Board of Directors is subject to constant review and approval by the European Central Bank Single Supervisory Mechanism (SSM).

RESULTS OF VOTING

	YES		NO		ABSTAINED
MEMBERS	VOTES	%	VOTES	%	VOTES	%
Costas Michaelides	4,305,139,369	71.649%	1,360,854,512	22.648%	342,642,490	5.703%
Paul Mylonas	4,305,139,369	71.649%	1,360,863,038	22.648%	342,633,964	5.702%
Dimitrios Dimopoulos	4,305,139,369	71.649%	1,360,858,025	22.648%	342,638,977	5.702%
Panos Dasmanoglou	4,305,139,369	71.649%	1,360,854,512	22.648%	342,642,490	5.703%
Claude Piret	4,305,139,369	71.649%	1,360,856,546	22.648%	342,640,456	5.702%
Haris Makkas	4,305,139,369	71.649%	1,360,855,512	22.648%	342,641,490	5.702%
Eva Cederbalk	4,305,139,369	71.649%	1,360,856,546	22.648%	342,640,456	5.702%
Andrew McIntyre	4,305,139,369	71.649%	1,360,856,546	22.648%	342,640,456	5.702%
John McCormick	4,305,139,369	71.649%	1,360,856,546	22.648%	342,640,456	5.702%
Yiannis Zographakis	4,305,139,369	71.649%	1,360,855,512	22.648%	342,641,490	5.702%

Item 8:                                Approval of the remuneration of the Board of Directors of the Bank for the financial year 2017 (pursuant to Article 24.2 of Codified Law 2190/1920). Determination of the remuneration of the Chairman of the Board and executive and non-executive members of the Board through to the AGM of 2019. Approval, for the financial year 2017, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, determination of their remuneration through to the AGM of 2019 and approval of contracts as per Article 23a of Codified Law 2190/1920.

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	66.67% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting approved the remuneration of the Board of Directors of the Bank for the financial year 2017 (pursuant to Article 24 par. 2 of Codified Law 2190/1920), determined the remuneration of the Chairman of the Board and the executive and non-executive Board members through to the AGM of 2019, approved, for the financial year 2017, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2019, and approved the contracts of the Bank with members of the Board, under Article 23a of Codified Law 2190/1920.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
4,473,097,603	74.444%	1,231,233,379	20.491%	304,305,389	5.064%

Item 9:                                Granting of permission for members of the Board of Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the Management of NBG Group companies pursuing similar or related business goals, as per Article 23.1 of Codified Law 2190/1920 and Article 30.1 of the Bank’s Articles of Association.

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	66.67% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting granted permission, pursuant to Article 23 par. 1 of Codified Law 2190/1920 and Article 30 par. 1 of the Bank’s Articles of Association, for Board members, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,977,194,775	99.477%	1,106,585	0.018%	30,335,011	0.505%

Item 10:                         Election of regular and substitute members of the Audit Committee.

Quorum required:	20% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

Quorum actually recorded:	66.67% of the total common voting shares [with the exception of common shares issued in favor of the HFSF (under article 7a par. 2 of Law 3864/2010)].

The General Meeting elected as regular members of the NBG Board Audit Committee, with a term through to the AGM of 2019, Mr. Andrew McIntyre (Chairman of the Audit Committee), Mr. Claude Piret (Vice-Chairman of the Audit Committee), Mr. Haris Makkas, Ms Eva Cederbalk and Mr. Periklis Drougkas.

RESULTS OF VOTING

	YES		NO		ABSTAINED
MEMBERS	VOTES	%	VOTES	%	VOTES	%
Andrew McIntyre	5,598,265,285	93.170%	292,385,486	4.866%	117,985,600	1.964%
Claude Piret	5,598,265,285	93.170%	292,385,486	4.866%	117,985,600	1.964%
Haris Makkas	5,598,265,285	93.170%	292,385,486	4.866%	117,985,600	1.964%
Eva Cederbalk	5,598,265,285	93.170%	292,385,486	4.866%	117,985,600	1.964%
Periklis Drougkas	5,598,265,285	93.170%	292,385,486	4.866%	117,985,600	1.964%

Item 11:                         Various announcements.

This agenda item concerns announcements that are not put to a vote.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: July 31st, 2018
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: July 31st, 2018
Director, Financial Division